FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2018
Commission File Number: 001-35025

DIANA CONTAINERSHIPS INC.
 (Translation of registrant's name into English)
Pendelis 18, 175 64 Palaio Faliro, Athens, Greece
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
Attached to this Report on Form 6-K as Exhibit 99.1 is a press release dated July 27, 2018 of Diana Containerships Inc. (the "Company") announcing the Company's financial results for the second quarter and six months ended June 30, 2018.
The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3 (File no. 333-197740), filed with the U.S. Securities and Exchange Commission (the "SEC") with an effective date of August 13, 2014, the Company's registration statement on Form F-3 (File no. 333-215748), as amended and filed with the SEC with an effective date of March 7, 2017, and the Company's registration statement on Form F-3 (File No. 333-216944), filed with the SEC with an effective date of May 11, 2017.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIANA CONTAINERSHIPS INC. (registrant)

Dated: July 27, 2018	By:	/s/ Andreas Michalopoulos
Andreas Michalopoulos
Chief Financial Officer

Exhibit 99.1
Corporate Contact: Ioannis Zafirakis Director, Chief Operating Officer and Secretary Telephone: + 30-216-600-2400 Email: izafirakis@dcontainerships.com Website: www.dcontainerships.com
For Immediate Release
Investor and Media Relations: Edward Nebb Comm-Counsellors, LLC Telephone: + 1-203-972-8350 Email: enebb@optonline.net

DIANA CONTAINERSHIPS INC. REPORTS FINANCIAL RESULTS
FOR THE SECOND QUARTER AND SIX MONTHS ENDED JUNE 30, 2018

ATHENS, GREECE, July 27, 2018 – Diana Containerships Inc. (NASDAQ: DCIX), (the "Company"), a global shipping company specializing in the ownership of containerships, today reported a net loss of $42.3 million for the second quarter of 2018, compared to net income of $36.5 million for the same period of 2017.  The loss for the second quarter of 2018 includes $15.6 million of impairment charges of one vessel and $19.0 million of aggregate loss on sale of three vessels. Net income for the second quarter of 2017 included a gain of $42.2 million, net of related expenses, from a debt write-off, arising from the settlement agreement with respect to the secured loan facility with the Royal Bank of Scotland plc ("RBS"), which was signed on June 30, 2017.
Time charter revenues were $6.3 million for the second quarter of 2018, compared to $5.5 million for the same period of 2017. This increase was mainly the result of increased time charter rates achieved as a result of improved market conditions, and was partially off-set by the decrease in the average number of the Company's vessels.
Net loss for the six months ended June 30, 2018 amounted to $46.2 million, compared to net income of $29.1 million for the six months ended June 30, 2017. The loss for the six months ended June 30, 2018 includes $15.6 million of impairment charges of one vessel and $16.7 million of aggregate loss on sale of six vessels. The net income for the six months ended June 30, 2017 reflected a gain of $42.2 million, net of related expenses, arising from the RBS loan write-off. Time charter revenues for the six months ended June 30, 2018, amounted to $14.3 million, compared to $9.3 million for the six months ended June 30, 2017.
As of July 25, 2018, the Company had 9,958,935 shares of common stock issued and outstanding.

Fleet Employment Profile (As of July 26, 2018)
Diana Containerships Inc.'s fleet is employed as follows:

Vessel	Sister Ships*	Gross Rate (USD Per Day)	Com**	Charterers	Delivery Date to Charterers***	Redelivery Date to Owners****	Notes
BUILT TEU
2 Panamax Container Vessels
SAGITTA	A	$8,400	1.25%	Hapag-Lloyd AG	15-Feb-18	27-Apr-18	1
2010 3,426
CENTAURUS	A	$7,950	3.50%	CMA CGM	23-Aug-17	2-May-18	2
2010 3,426
PAMINA		$9,500	3.75%	Orient Overseas Container Line Ltd.	12-Sep-17	31-Jul-18 - 25-Aug-18	3
(ex Santa Pamina)
2005 5,042
DOMINGO		$8,500	3.50%	CMA CGM	14-Sep-17	3-Aug-18
(ex Cap Domingo)
		$12,800	3.50%		3-Aug-18	3-Apr-19 - 3-Jul-19
2001 3,739

2 Post - Panamax Container Vessels
PUELO	B	$10,600/$12,000	5.00%	Maersk Lines A/S	1-Aug-17	29-Jun-18	4,5
2006 6,541
PUCON	B	$10,750	3.75%	Orient Overseas Container Line Ltd.	27-Apr-17	21-Jun-18
		$18,000	3.75%		21-Jun-18	21-Feb-19 - 21-Jun-19
2006 6,541
HAMBURG	C	$11,000	3.75%	Wan Hai Lines (Singapore) Pte Ltd.	1-Dec-17	20-Jul-18	6,7
2009 6,494
ROTTERDAM	C	$13,150	3.75%	Wan Hai Lines (Singapore) Pte Ltd.	25-Jan-18	19-Jun-18	8
		$18,200	3.75%		12-Jul-18	15-Apr-19 - 15-Jul-19
2008 6,494

* Each container vessel is a "sister ship", or closely similar, to other container vessels that have the same letter.
** Total commission paid to third parties.
*** In case of newly acquired vessel with time charter attached, this date refers to the expected/actual date of delivery of the vessel to the Company.
**** Range of redelivery dates, with the actual date of redelivery being at the Charterers' option, but subject to the terms, conditions, and exceptions of the particular charterparty.
1 "Sagitta" sold and delivered to her new owners on April 27, 2018.
2 "Centaurus" sold and delivered to her new owners on May 2, 2018.
3 Based on the latest information.
4 The gross charter rate was US$10,600 per day for the first eight (8) months of the charter period and US$12,000 per day for the balance period of the time charter. The charterer had the option to redeliver the vessel any time between April 1, 2018 and February 1, 2019.

5 "Puelo" sold and delivered to her new owners on June 29, 2018.
6 "Hamburg" sold and delivered to her new owners on July 20, 2018.
7 Owners and charterers mutually agreed to extend the maximum redelivery date to July 20, 2018.
8 Vessel on scheduled drydocking from June 19, 2018 to July 11, 2018.

Summary of Selected Financial & Other Data
	For the three months ended June 30,		For the six months ended June 30,
	2018	2017	2018	2017
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
STATEMENT OF OPERATIONS DATA (in thousands of US Dollars):
Time charter revenues	$6,269	$5,498	$14,260	$9,273
Voyage expenses	256	550	635	1,013
Vessel operating expenses	4,101	5,915	9,727	11,117
Net income / (loss)	(42,300)	36,517	(46,245)	29,124
FLEET DATA
Average number of vessels	6.6	11.8	8.6	11.9
Number of vessels	5.0	11.0	5.0	11.0
Ownership days	603	1,074	1,551	2,154
Available days	591	1,051	1,539	2,131
Operating days	589	771	1,443	1,423
Fleet utilization	99.7%	73.4%	93.8%	66.8%
AVERAGE DAILY RESULTS
Time charter equivalent (TCE) rate (1)	$10,174	$4,708	$8,853	$3,876
Daily vessel operating expenses (2)	$6,801	$5,507	$6,271	$5,161

____________________________
(1)
Time charter equivalent rates, or TCE rates, are defined as our time charter revenues, net, less voyage expenses during a period divided by the number of our available days during the period, which is consistent with industry standards.  Voyage expenses include port charges, bunker (fuel) expenses, canal charges and commissions.  TCE is a non-GAAP measure.  TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts while charter hire rates for vessels on time charters are generally expressed in such amounts.

(2)
Daily vessel operating expenses, which include crew wages and related costs, the cost of insurance and vessel registry, expenses relating to repairs and maintenance, the costs of spares and consumable stores, lubricant costs, tonnage taxes, regulatory fees, environmental costs, lay-up expenses and other miscellaneous expenses, are calculated by dividing vessel operating expenses by ownership days for the relevant period.

About the Company
Diana Containerships Inc. is a global provider of shipping transportation services through its ownership of containerships. The Company's vessels are employed primarily on time charters with leading liner companies carrying containerized cargo along worldwide shipping routes.
Cautionary Statement Regarding Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.
The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.
The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.
In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for containership capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessel breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.
(See financial tables attached)

DIANA CONTAINERSHIPS INC.
FINANCIAL TABLES
Expressed in thousands of U.S. Dollars, except for share and per share data

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

	For the three months ended June 30,		For the six months ended June 30,
	2018	2017	2018	2017
REVENUES:	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Time charter revenues	$6,269	$5,498	$14,260	$9,273

EXPENSES:
Voyage expenses	256	550	635	1,013
Vessel operating expenses	4,101	5,915	9,727	11,117
Depreciation and amortization of deferred charges	1,274	2,032	3,100	4,026
General and administrative expenses	1,914	1,650	3,859	3,289
Impairment losses	15,626	-	15,626	-
Loss / (Gain) on vessels' sale	18,968	(945)	16,679	(945)
Foreign currency (gains) / losses	(41)	1	(33)	9
Operating loss	(35,829)	(3,705)	(35,333)	(9,236)

OTHER INCOME / (EXPENSES):
Interest and finance costs	(6,482)	(2,001)	(10,939)	(3,878)
Interest income	11	38	27	53
Gain from bank debt write off	-	42,185	-	42,185
Total other income / (expenses), net	(6,471)	40,222	(10,912)	38,360

Net income / (loss)	$(42,300)	$36,517	$(46,245)	$29,124

Earnings/ (Loss) per common share, basic *	$(5.16)	$16,441.69	$(6.54)	$15,691.81

Earnings/ (Loss) per common share, diluted *	$(5.16)	$15,349.73	$(6.54)	$14,996.91

Weighted average number of common shares, basic *	8,196,451	2,221	7,068,474	1,856

Weighted average number of common shares, diluted *	8,196,451	2,379	7,068,474	1,942

* Figures of June 30, 2017 were adjusted to give effect to all reverse stock splits that became effective in 2017.

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME / (LOSS)

	For the three months ended June 30,		For the six months ended June 30,
	2018	2017	2018	2017
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net income / (loss)	$(42,300)	$36,517	$(46,245)	$29,124

Comprehensive income / (loss)	$(42,300)	$36,517	$(46,245)	$29,124

CONDENSED CONSOLIDATED BALANCE SHEET DATA
(Expressed in thousands of US Dollars)

	June 30, 2018	December 31, 2017**
ASSETS	(unaudited)

Cash, cash equivalents and restricted cash	$23,364	$6,444
Vessels held for sale	19,875	18,378
Vessels' net book value	92,489	201,308
Other fixed assets, net	940	911
Other assets	3,218	5,266
Total assets	$139,886	$232,307

LIABILITIES AND STOCKHOLDERS' EQUITY

Unrelated party financing, net of unamortized deferred financing costs	$-	$12,119
Related party financing, net of unamortized deferred financing costs	38,472	84,832
Other liabilities	5,010	4,584
Total stockholders' equity	96,404	130,772
Total liabilities and stockholders' equity	$139,886	$232,307

** The balance sheet data as of December 31, 2017 has been derived from the audited consolidated financial statements at that date.

OTHER FINANCIAL DATA

	For the three months ended June 30,		For the six months ended June 30,
	2018	2017	2018	2017
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net Cash used in Operating Activities	$(521)	$(4,347)	$(542)	$(8,028)
Net Cash provided by Investing Activities	42,398	5,884	73,004	6,669
Net Cash used in Financing Activities ***	(23,592)	(9,022)	(55,542)	(4,390)

*** Figures of June 30, 2017 were adjusted, as the Company adopted ASU No 2016-18, according to which changes in restricted cash are not reported anymore as cash flow activities in the statement of cash flows.